UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CoLucid Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19716T 101

(CUSIP Number)

Peter Haahr

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 19716T 101

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0%
14.	Type of Reporting Person: CO

This amendment (“Amendment No. 2”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2015, as subsequently amended by Amendment No. 1 filed with the Commission on September 14, 2016 (the “Schedule”), to report that as a result of the completion of the acquisition of the Issuer by Eli Lilly and associated Tender Offer (described below), the Reporting Person no longer has beneficial ownership of any of the Issuer’s shares. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (c) and (e) of the Schedule are amended and replaced in their entirety as of March 1, 2017, as follows:

(a)    As a result of the completion of the Tender Offer and acquisition of the Issuer by Eli Lilly and Company (“Lilly”), and its wholly-owned subsidiary, ProCar Acquisition Corporation (“Purchaser”), the Reporting Person no longer has beneficial ownership of any of the Issuer’s shares.

(c)    Effective as of March 1, 2017, the Purchaser purchased all of the outstanding shares of Issuer’s common stock, par value $0.001 per share (the “Shares”), including all of the 3,156,563 shares held by the Reporting Person, at a purchase price of $46.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2017, disclosed in the Tender Offer Statement on Schedule TO, filed by the Purchaser and Lilly with the Commission on January 31, 2017 (the “Tender Offer”).

(e)    The Reporting Person ceased to be a beneficial owner of 5% or more of the Issuer’s common stock on March 1, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2017	Novo A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer

Signature Page to Schedule 13D

Reporting Person: Novo A/S Issuer: CoLucid Pharmaceuticals, Inc.